March 17, 2005



Mail Stop 0306

Winston E. Hickman
Executive Vice President and
Chief Financial Officer
REMEC, Inc.
3790 Via De La Valle, Suite 311
Del Mar, California 92014

Re:	REMEC, Inc.
	Amended Preliminary Proxy Statement on Schedule 14A
	Filed March 2, 2005
      File No. 1-16541

Dear Mr. Hickman:

      We have limited our review of the above filing to the matters identified in the comments below. No further review of the proxy material has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of these materials are urged to be certain that all information required pursuant to the statutes has been included.

General
1. Please update the proxy statement to address the impact on your company of your recent decision to sell most of your wireless equipment assets to Powerwave Technologies, including how, if at all, the existence of the new transaction may impact your plans after the completion of the Chelton Microwave transaction and/or the amount of the proceeds from the Chelton Microwave transaction that the board will decide to distribute to shareholders.

Cover Page of Proxy Statement
2. We note your response to our comment 4 and the additional disclosure on the cover page of your proxy statement regarding the amounts to be distributed to shareholders. It is not clear whether the restrictions under Section 500 of the California General Corporation Law may restrict the ability of the board to distribute any amount to shareholders, even a minimum amount. Please clarify the impact of those restrictions on the cover page. In addition, we note your statement on page 10 that certain financial conditions must
be satisfied under Section 500 in order to make the distribution. Please expand your discussion to explain the nature of the changes to your financial condition that could impact the board`s ability to make at least the minimum distribution.
3. Also, as requested in prior comment 4, please disclose on the cover page the minimum aggregate amount and the minimum amount per share that shareholders can expect to receive if the transaction is approved and completed.  Your current cover page disclosure
appears
to be based on the midpoint, rather than the minimum, of the range of
amounts that may be distributed.
Summary of Proposals - Page 2
Proposal One:  Approval of the Sale of REMEC Defense & Space -
Page 2
Interests of Directors, Executive Officers and Employees - Page 4
4. We note your response to our prior comment 7 and additional disclosure on pages 4 and 45. As previously requested, please disclose on page 4 the date that the change of control agreement was entered into with Mr. Giles.
Annex B Jefferies Quarterdeck Opinion
5. We note your response to our comment 21 regarding the
limitation
on the fairness opinion.  As previously requested, please revise the
fairness opinion to remove the language limiting the use of the opinion. Alternatively, disclose the basis for the financial advisor`s belief that shareholders cannot rely upon the opinion to support any claims against the financial advisor arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the financial advisor would have no effect on
the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws.
*          *          *

      As appropriate, please revise your proxy statement in response to these comments and to update your disclosure. As required by Rule
14a-6(h), please provide us with marked copies of the revised proxy statement to expedite our review. Please furnish a cover letter with your revised proxy statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised proxy statement and responses to our comments.

	Direct any questions to Jay Mumford at (202) 824-5348 or to me at (202) 942-7924.

						Sincerely,



						David Ritenour
						Special Counsel



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Winston E. Hickman
REMEC, Inc.
March 17, 2005
Page 3